Exhibit 99.1

Intercont (Cayman) Limited Announces Effective Time of Share Consolidation/Reverse Share Split

to Regain NASDAQ Compliance

SINGAPORE, March 30, 2026 (GLOBE NEWSWIRE) – Intercont (Cayman) Limited (“Intercont” or the “Company”), a global shipping enterprise, today announced that it will effect a share consolidation (“Reverse Share Split”) of its ordinary shares at a ratio of 25-for-1, effective as of April 2, 2026 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2).

Beginning with the opening of trading on April 2, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “NCT” but under a new CUSIP number, G48049111.

The Company’s shareholders previously approved the reverse split and granted the Company’s board of directors the authority to determine the final consolidation ration (not to exceed 100:1) and when to proceed with the share consolidation, in the event that the closing bid price per listed share of the Company falls below $1.00 on The NASDAQ Stock Market, within 180 days of shareholder approval at an Extraordinary General Meeting of Shareholders held on January 26, 2026. On March 22, 2026, the Company’s board of directors approved the implementation of the Reverse Share Split at the ratio of 25-for-1 as of the Effective Time.

As of the Effective Time, every 25 shares of the Company’s issued and outstanding ordinary shares will be combined into one issued and outstanding ordinary share without any action on the part of the shareholders. The total number of authorized ordinary shares will be reduced from 1,000,000,000 to 40,000,000, and the par value will change to $0.0025 per share. No fractional Class A Ordinary Shares will be issued in connection with the Reverse Share Split, and any fractional shares of Class A Ordinary Shares resulting from the Reverse Share Split will be rounded up at the beneficial holder level.

The Company’s transfer agent, Transhare Corporation, will serve as the exchange agent for the Reverse Share Split. Registered stockholders holding pre-Reverse Share Split ordinary shares of the Company’s electronically in book-entry form are not required to take any action to receive post- reverse-split shares. Those stockholders who hold their shares in brokerage accounts or in “street name” will have their positions automatically adjusted to reflect the Reverse Share Split, subject to each brokers’ particular processes, and will not be required to take any action in connection with the Reverse Share Split.

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology. For more information, please visit: https://www.intercontcayman.com.

Forward-Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact information:

investorrelations@intercontcayman.com

+65 88182399